Exhibit 99.3

VERMILION ENERGY INC. ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

You are receiving this notification because Vermilion Energy Inc. (“Vermilion”) is using the notice and access (“N&A”) procedures to deliver materials for our annual general and special meeting on April 28, 2020 (the “Meeting”). Under N&A, registered shareholders and beneficial shareholders that have elected to receive paper copies will still receive a paper copy of the proxy, or voting instruction form (“VIF”), enabling them to vote at the Meeting together with a paper copy of the 2020 Proxy Statement and Information Circular (“Information Circular”). Instead of receiving a paper copy of the Information Circular and VIF, other beneficial shareholders will be notified on how to access these materials electronically. The electronic delivery of materials is more environmentally friendly and reduces printing and mailing costs.

MEETING DATE AND LOCATION

ñ	Tuesday, April 28, 2020 at 3:00 p.m. (Mountain time)
ñ	Virtual Meeting (online)

AT THE MEETING SHAREHOLDERS WILL BE ASKED TO CONSIDER AND VOTE ON:

Election of Directors: Fix the number of directors and elect directors for the ensuing year, which is described in the Information Circular under “Election of Directors”.

Appointment of Auditors: Re-appoint Deloitte LLP as Vermilion’s auditor for the ensuing year, which is described in the Information Circular under “Appointment of Auditors”.

Reduction of Stated Capital: Approve a reduction of the stated capital of the Common Shares by $3.7 billion, which is described in the Information Circular under “Reduction of Stated Capital”.

Advisory Vote on Executive Compensation: Approve an advisory (non-binding) resolution regarding Vermilion’s approach to executive compensation, which is described in the Information Circular under “Advisory Vote on Executive Compensation”.

Other Business: Shareholders may be asked to consider other items of business formally brought before the meeting. Information on the use of discretionary authority to vote on other business is found in the Information Circular under “Other Matters”.

SHAREHOLDERS ARE ASKED TO PLEASE REVIEW THE INFORMATION CIRCULAR PRIOR TO VOTING.

Vermilion is using “stratification”, the N&A process of including a paper copy of the Information Circular in the notice package that is sent to certain shareholders. In relation to the Meeting, Vermilion has determined that all registered shareholders and those beneficial shareholders with existing instructions on their account to receive paper material will receive a paper copy of the Notice of Meeting, the Information Circular and a form of proxy or VIF (as applicable), whereas other beneficial shareholders will receive this N&A notification plus a VIF.

HOW TO ACCESS MEETING MATERIALS (INFORMATION CIRCULAR AND RELATED)

ñ	Vermilion’s website: https://www.vermilionenergy.com/2020agm (which includes a link to our interactive, on-line Information Circular as well as a print-ready version)
ñ	Vermilion’s profile on SEDAR: www.sedar.com

HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS

Beneficial shareholders may request a paper copy of Meeting materials by mail, at no cost to them. Requests may be made up to one year from when the Information Circular was filed on SEDAR by:

ñ	Calling: 1-866-895-8101
ñ	Emailing: investor_relations@vermilionenergy.com

Please make your request by April 10, 2020 to ensure meeting materials arrive prior to the vote.

VOTING

Beneficial shareholders are asked to return their VIFs using one of the following methods by April 23, 2020 which is one (1) business day in advance of the proxy deposit date and time set out in Information Circular (April 24, 2020):

	Canadian Beneficial Shareholders	United States Beneficial Shareholders

Online:	www.proxyvote.com	www.proxyvote.com

Telephone:	1-800-474-7493 (English)	1-800-454-8683
1-800-474-7501 (French)

Facsimile:	1-905-507-7793

Mail:	Data Processing Centre	Proxy Services
	P.O. Box 3700, STN INDUSTRIAL PARK	PO BOX 9104
	Markham ON, L3R 9Z9	Farmingdale NY, 11735-9533

Please call toll free at 1-866-895-8101 if you have any questions about Vermilion’s notice and access.